AdCare Health Systems Secures $5 Million Credit Line from Gemino Healthcare Finance

SPRINGFIELD, Ohio, November 3, 2010 - AdCare Health Systems, Inc. (NYSE Amex: ADK), a recognized innovator in senior living and health care facility management, has secured a $5 million revolving line of credit from Gemino Healthcare Finance, LLC, a specialty healthcare lender that provides senior debt financing to healthcare service providers. The line will be used to support AdCare's working capital requirements.

"AdCare is an ideal Gemino client," said Mark O'Brien, vice president of Sales and Marketing for Gemino. "They have a solid, proven management team focused on growing their business, and we look forward to supporting the expansion of their healthcare services platform."

Scott Cunningham, AdCare's vice president and CFO, commented: "With our aggressive acquisition program adding several new facilities under management in 2010, and increasing our annualized revenue run-rate by more than 340% over 2009, this new revolving line of credit from Gemino will provide additional flexibility in managing our cash requirements as we continue to grow our business. We selected Gemino due to their strong track record for understanding and supporting fast-growing businesses in our industry."

About Gemino Healthcare Finance
Gemino Healthcare Finance, LLC provides senior loans to healthcare service providers throughout the U.S., with typical financing needs ranging from $2 million and up in the form of revolving lines of credit and term loans. Based in Philadelphia, with offices in Atlanta, Dallas and Los Angeles, Gemino provides loans to growing healthcare companies for working capital, recapitalizations, acquisitions and other general corporate purposes. For more information about Gemino, visit www.gemino.com.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE AMEX: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements
Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean that the statement is not forward-looking. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those

expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

AdCare Company Contact
Scott Cunningham, Vice President & CFO
AdCare Health Systems, Inc.
Tel (937) 964-8974
info@adcarehealth.com

AdCare Investor Relations
Ron Both or Geoffrey Plank
Liolios Group, Inc.
Tel (949) 574-3860
info@liolios.com

Gemino Company Contact
Joni Miller
Gemino Healthcare Finance, LLC
Tel (770) 321-4033 x3
joni.miller@gemino.com